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EXHIBIT 4.6

                         BRISTOL INVESTMENT GROUP, INC.
                               MEMBER NASD ~ SIPC
                            300 PARK AVENUE, 17TH FL.
                               NEW YORK, NY 10022
                           --------------------------

                             ARTHUR B. WHITCOMB, JR.
                                Managing Director
                               Tel (212) 572-6293
                               Fax (212) 705-4292
                              www.BristolDirect.com


July 10, 2003

Generex Biotechnology Corporation
33 Harbour Square, Suite 202
Toronto, ON M5J 2, Canada

Attention:        Anna Gluskin,
                  President & CEO

Dear Sirs:

This letter sets forth the agreement ("Agreement") between Generex Biotechnology Corporation ("GNBT" or the "Company") and Bristol Investment Group, Inc. ("Bristol") with respect to the engagement of Bristol to act as the Company's non-exclusive advisor and finder of capital related to a financing expected to be approximately in the $4-6 million range.

1. Capital Finding Services and Term.

Bristol will contact investors regarding their interest in providing capital to GNBT. Bristol agrees to discuss its capital finding activities with the Company and will otherwise coordinate its activities with the Company's efforts. The Company may complete a financing with an offering structure, terms and conditions that will be determined by the Company, in its sole discretion. The term of this Agreement (the "Term") shall commence upon its signing and shall expire July31, 2004 (the "Expiration Date"). Notwithstanding the Expiration Date, Bristol Contacts (as defined below) will be exclusive to Bristol and Bristol will be eligible for the fees, specified in later sections, if any of the Bristol Contacts participate in a financing prior to one (1) year after the Expiration Date.

2.  Compensation

The Company agrees to pay to Bristol for its capital finding services out of the closing proceeds at each full or incremental closing of any financing with a Bristol Contact a cash finders' fee in the amount of five (5%) of the amount raised. In addition, the Company shall sell to Bristol, and Bristol shall purchase from the Company, for $0.001 each, warrants ("Warrants") equal to nine percent (9%) of the number of shares purchased or purchasable by Bristol Contacts upon conversion of a convertible security. Each Warrant will be exercisable for one (1) share. The exercise price of the Warrant shall be equal to the price paid by Bristol Contacts in the applicable financing. The Warrants shall have a term of five (5) years. The Warrants shall include a cashless exercise provision. Bristol shall be entitled to "piggy back" registration rights, pursuant to which the Company agrees to register the shares underlying the Warrants detailed herein on any Form S-1 or S-3 registration statement filed by GNBT. An initial list of Bristol Contacts is attached as Exhibit A (collectively, the "Bristol Contacts"). From time to time during the Term, Bristol may submit a supplemented or amended written list of Bristol Contacts. The Company will have the right to exclude any such supplemented Bristol Contacts within three (3) business days of receipt of such written list from Bristol. Bristol Contacts shall be deemed to include the affiliates thereof and all third parties to which the Bristol Contacts may introduce the Company.



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3.       Warrant Purchase & Terms

The Company shall sell to Bristol, and Bristol shall purchase from the Company, for $0.001 each, 20,000 warrants (the "Additional Warrants") for a total consideration of $20. Each Additional Warrant will be exercisable for one (1) share. The exercise price of the Additional Warrants shall be $2.50. The Additional Warrants shall be exercisable for a period of five (5) years commencing on November 1, 2003. The Additional Warrants shall include a cashless exercise provision. Bristol shall be entitled to "piggy back" registration rights, pursuant to which the Company agrees to register the shares underlying the Additional Warrants detailed herein on any Form S-1 or S-3 registration statement filed by GNBT.

4.  Expenses

The Company will reimburse Bristol for reasonable, documented costs and expenses (the "Expenses") directly incurred by Bristol in connection with Bristol's services, including, but not limited to, (a) the costs and expenses of contacting Bristol Contacts, including, mailing or overnight delivery of a memorandum and other documents, and (b) the costs and expenses of counsel for securities advice related to Bristol's services hereunder and its relationship with the Company and all investors and potential investors. Bristol shall receive a non-refundable deposit of $10,000 upon signing of this Agreement.

5.  Indemnification

The Company agrees that it shall indemnify and hold harmless, Bristol, its stockholders, directors, officers, employees, agents, affiliates and controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933, each as amended (any and all of whom are referred to as an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities, or expenses, and all actions in respect thereof (including, but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement of any claim, action or proceeding, whether or not resulting in any liability), incurred by an Indemnified Party: (a) arising out of, or in connection with, any actions taken or omitted to be taken by the Company, its affiliates, employees or agents, or any untrue statement or alleged untrue statement of a material fact contained in any of the financial or other information contained in any registration statement and/or final prospectus furnished to Bristol by or on behalf of the Company or the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) with respect to, caused by, or otherwise arising out of any transaction contemplated by the Agreement or Bristol's performing the services contemplated hereunder; PROVIDED, HOWEVER, the Company will not be liable under clause (b) hereof to the extent, and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from Bristol's gross negligence, breach of agreement or bad faith in performing such services.



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If the indemnification provided for herein is conclusively determined (by an entry of final judgment by a court of competent jurisdiction and the expiration of the time or denial of the right to appeal) to be unavailable or insufficient to hold any Indemnified Party harmless in respect to any losses, claims, damages, liabilities or expenses referred to therein, then the Company shall contribute to the amounts paid or payable by such Indemnified Party in such proportion as is appropriate and equitable under all circumstances taking into account the relative benefits received by the Company on the one hand and Bristol on the other, from the transaction or proposed transaction under the Agreement or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and Bristol on the other, but also the relative fault of the Company and Bristol; PROVIDED, HOWEVER, in no event shall the aggregate contribution of Bristol and/or any Indemnified Party be in excess of net compensation actually received by Bristol and/or such Indemnified Party pursuant to this Agreement.

The Company shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or proceeding in which any Indemnified Party is or could be a party and as to which Indemnification or contribution could have been sought by such Indemnified Party hereunder (whether or not such Indemnified Party is a party thereto), unless such consent or termination includes an express unconditional release of such Indemnified Party, reasonably satisfactory in form and substance to such Indemnified Party, from all losses, claims, damages, liabilities or expenses arising out of such action, claim, suit or proceeding.

The foregoing indemnification and contribution provisions are not in lieu of, but in addition to, any rights which any Indemnified Party may have at common law hereunder or otherwise, and shall remain in full force and effect following the expiration or termination of Bristol's engagement and shall be binding on any successors or assigns of the Company and successors or assigns to all or substantially all of the Company's business or assets.

6.   Disclosure

(a) The Company represents and warrants that, as of the date of this Agreement and at all times thereafter during the term of this Agreement, the information and documentation provided by the Company and its affiliates to Bristol will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Company recognizes and confirms that Bristol in acting pursuant to this engagement will be using information in reports and other information provided by or on behalf of the Company, and that Bristol does not assume responsibility for and may rely, without independent verification, on the accuracy and the completeness of any such reports and information. The financial statements provided by the Company will present fairly the financial position of the Company as of the dates indicated and the results of its operations for the periods specified; and said financial statements will have been prepared in conformity with generally accepted accounting principles (as described therein), applied on a basis which is consistent during the periods involved. The Company agrees to provide Bristol with (i) prompt notice of any material development affecting the Company; (ii) such other information concerning the business and financial condition of the Company as Bristol may from time to time reasonably request provided that such information is maintained by Bristol pursuant to a confidentiality agreement.



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(b)  The Company agrees that any information or advice rendered by Bristol or its representatives in connection with this engagement is for the confidential use of the Company only and, except as otherwise required by law, the Company will not permit any third party to disclose or otherwise refer to such advice or information in any manner without Bristol's prior written consent, unless such information becomes part of the public domain through no fault of the Company.

(c) Bristol agrees that any information, plans or data regarding the Company and its activities is for the confidential use of Bristol only and, except as otherwise required by law or otherwise in the public domain, Bristol will not disclose, refer to, use or act upon such information, plans or data without the Company's prior written consent.

(d) Nothing contained in this Agreement shall be construed to place Bristol and the Company in the relationship of partners or a joint venture. Neither Bristol nor the Company shall represent itself as the agent or legal representative of the other for any purpose whatsoever nor shall either have the power to obligate or bind the other in any manner whatsoever. Bristol, in performing its services hereunder, shall at all times be an independent contractor.

7.   Miscellaneous

The Company has not taken, and will not take, any action, directly or indirectly, that would prevent the Company from utilizing any form of Registration Statement under the Securities Act of 1933 as amended or that would limit the availability of any federal or state exemption from the Registration. Bristol may, at its own expense, place announcements or advertisements in financial newspapers and journals describing its services hereunder, provided that the same shall comply with securities laws and shall be approved by the Company prior to dissemination.

8.  Governing Law

This Agreement (a) and any dispute, claim or controversy relating to or arising out of this Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts thereof, and the parties hereto hereby consent to the personal jurisdiction of the United States District Court for the Southern District of New York and the courts of the State of New York in any action suit or proceeding and shall be conducted in the County and State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, (b) incorporates the entire understanding of the parties with respect to the subject matter hereof and supersedes all previous agreements should they exist hereto, (c) may not be amended or modified except in writing executed by the Company and Bristol and
(d) shall be binding upon and inure to the benefit of the Company, Bristol, and other indemnified Parties and their respective successors and assigns.



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9. Best Efforts Services and Legal Relationship.

The Company expressly acknowledges and agrees that Bristol's obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by Bristol to purchase any securities and does not ensure a successful financing or the success of Bristol with respect to finding any financing for the Company. Nothing contained in this Agreement shall be construed to place Bristol and the Company in the relationship of partners or a joint venture. Bristol is acting strictly as a finder of capital and not as an underwriter, broker, agent or dealer. Neither Bristol nor the Company shall represent itself as the legal representative of the other for any purpose whatsoever nor shall either have the power to obligate or bind the other in any manner whatsoever. Bristol, in performing its services hereunder, shall at all times be an independent contractor.

If you are in agreement with the foregoing, please execute the enclosed counterpart of this letter in the space below provided for that purpose and deliver it to the undersigned, whereupon the terms hereof shall become a binding agreement between us.

The investment banking staff of Bristol look forward to working with you.

                                    Very truly yours,

                                    BRISTOL INVESTMENT GROUP, INC.


                                    ------------------------------------
                                    Arthur B. Whitcomb, Jr., Managing Director


Agreed to and accepted this 10th day of July, 2003

Generex Biotechnology Corporation


         ---------------------------------
By:      Rose C. Perri,
         Chief Operating Officer



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                                    Exhibit A

                                Bristol Contacts


The following list of institutions shall be included as "Bristol Contacts" as described in Agreement:

AIG Global Investments
Amaranth Advisors
Apax
Collinson, Howe & Lennox
Federated Investors, Inc.
The Galleon Group
Greenberg Healthcare Partners
HealthVest
Millennium
Palo Alto
Perceptive Life Sciences
Redwood Grove
SAC Capital Advisors
Sprout Group
S Squared Technology Corp
Tourneaux
Trinity


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